Exhibit 99.166

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Auditor’s Report

To the Unitholders of StarPoint Energy Trust:

Under date of February 25, 2005, we reported on the consolidated balance sheets of APF Energy Trust as at December 31, 2004 and 2003 and the consolidated statements of operations and accumulated earnings and cash flows for each of the two years then ended as incorporated in the Canetic Resources Trust Registration Statement on Form 40-F. In connection with our audits of the aforementioned consolidated statements, we also have audited the related supplemental note entitled Differences between Canadian and United States Generally Accepted Accounting Principles as set forth in the Form 40-F. This supplemental note is the responsibility of StarPoint Energy Trust’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

January 5, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

APF Energy Trust

Differences Between Canadian and United States Generally Accepted Accounting

Principles

17.       Reconciliation of the Consolidated Financial Statements to United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”).  Any differences in accounting principles as they have been applied to the accompanying consolidated financial statements are not material except as described below.  All items required for financial disclosure under U.S. GAAP are not noted.

The application of U.S. GAAP would have the following effects on the net income as reported:

APF Energy Trust

Differences Between Canadian and United States Generally Accepted Accounting

Principles

	Year Ended	Year Ended
(thousands of Canadian dollars, except per trust unit amounts)	December 31, 2004	December 31, 2003

Net income as reported	$49,636	$40,608

Adjustments
Depletion, depreciation and accretion (a)	713	643
Depletion, depreciation and accretion other (a)	(43,518)	(1,422)
Accretion on convertible debentures (f)	193	89
Future income tax effect on depletion, depreciation and accretion (a)	10,477	193
Unrealized gain on derivative financial instruments (f)	1,137	1,500
Future income tax effect on unrealized gain on derivative financial instruments (f)	(323)	(495)
Non-cash general and administrative expenses (c)	—	(950)

Net income under U.S. GAAP before cumulative effect of change in accounting policy	18,315	40,166

Cumulative effect of change in accounting policy (b)	—	(1,029)

Net income under U.S. GAAP after cumulative effect of change in accounting policy	18,315	39,137

Change in redemption value of trust units under U.S. GAAP (e)	31,102	(74,970)

Net income (loss) available to unitholders under U.S. GAAP	$49,417	$(35,833)

Basic
Net income under U.S. GAAP before cumulative effect of change in accounting policy	$0.38	$1.30
Cumulative effect of change in accounting policy (b)	—	(0.03)
Net income after the cumulative effect of change in accounting policy (before changes in redemption value of trust units)	0.38	1.27
Net income (loss) available to unitholders per trust unit under U.S. GAAP	$1.02	$(1.16)

Diluted
Net income under U.S. GAAP before cumulative effect of change in accounting policy	$0.38	$1.28
Cumulative effect of change in accounting policy	—	(0.03)
Net income after the cumulative effect of change in accounting policy (before changes in redemption value of trust units)	0.38	1.25
Net income (loss) available to unitholders per trust unit under U.S. GAAP	$1.02	$(1.16)

APF Energy Trust

Differences Between Canadian and United States Generally Accepted Accounting

Principles

The application of U.S. GAAP would have the following effect on the consolidated balances sheets as reported:

	December 31, 2004		December 31, 2003
	Canadian	U.S.	Canadian	U.S.
(thousands of Canadian dollars, except per trust unit amounts)	GAAP	GAAP	GAAP	GAAP

Assets
Property, plant and equipment (a)	$687,179	$637,582	$413,706	$406,914

Liabilities
Derivative liability (f)	3,141	3,304	—	1,300
Future income taxes (a,b,f and g)	86,711	74,810	63,991	62,244
Convertible debentures - liability (d)	47,697	48,564	47,719	48,784

Unitholders’ investment account (e)	—	654,062	—	399,288

Unitholders’ Equity
Unitholders’ investment account (e)	610,194	—	324,318	—
Convertible debenture conversion feature (d)	1,149	—	1,154	—
Contributed surplus (c)	289	1,239	1,241	2,191
Accumulated earnings (deficit)	$126,862	$44,467	$77,226	$(4,950)

(a)          Under Canadian GAAP, the Trust performs an impairment test that limits the capitalized costs of its oil and natural gas assets to the discounted estimated future net revenue from proved and risked probable oil and natural gas reserves plus the cost of unproved properties less impairment, using forward prices.  The discount rate used is equal to the Trust’s risk free interest rate.  For periods prior to January 1, 2004, the Trust used undiscounted future net revenue from proved oil and natural gas reserves plus the cost of unproved properties less impairment, using period end prices.  Under U.S. GAAP, entities using the full cost method of accounting for oil and natural gas activities perform a ceiling test on each cost centre using discounted future net revenue from proved oil and natural gas reserves discounted at ten percent.  The prices used under the U.S. GAAP ceiling tests are those in effect at year end. The amounts recorded for depletion and depreciation have been adjusted in the periods as a result of differences in write down amounts recorded pursuant to U.S. GAAP compared to Canadian GAAP.

In computing the Trust’s consolidated net income for U.S. GAAP purposes, the Trust recorded additional depletion for the years ended December 31, 2004 and 2003 as a result of the application of the ceiling test.  These charges were not required under the Canadian GAAP ceiling tests.  As a result of the U.S. GAAP ceiling test, there was a $43.5 million and $1.4 million charge for ceiling test impairments, and associated future tax recoveries of $10.5 million and $0.2 million for the years ended December 31, 2004 and 2003 respectively.

APF Energy Trust

Differences Between Canadian and United States Generally Accepted Accounting

Principles

(b)         Effective January 1, 2004, the Trust retroactively adopted the CICA Handbook standard for accounting for asset retirement obligations.  This section is equivalent to Statement of Financial Accounting Standards (“FAS”) No. 143 for fiscal periods beginning on or after January 1, 2003.  The transitional provisions between Canadian GAAP and U.S. GAAP differ however, as Canadian GAAP requires a restatement of comparative amounts whereas U.S. GAAP does not allow restatement.

(c)          Prior to January 1, 2003, compensation expense related to the unit based compensation plans was not recognized. Effective January 1, 2003, the Trust accounts for compensation expense for rights granted on or after January 1, 2003 based on the fair value method of accounting. The fair value of the rights has been determined using a Black-Scholes option pricing model.

For U.S. GAAP purposes, the Rights Plan is a variable compensation plan as the exercise price of the rights is subject to downward revisions from time to time. Accordingly, compensation expense is determined as the excess of the market price over the adjusted exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights. After the rights have vested, compensation expense is recognized in income in the period in which a change in the market price of the trust units or the exercise price of the rights occurs.  An adjustment to earnings has been recorded to reflect the additional compensation expense on rights issued prior to January 1, 2003.

(d)         Effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860 (“HB 3860”), “Financial Instruments – Presentation and Disclosure” for financial instruments that may be settled at the issuer’s option in cash or its own equity.  This standard requires that the Trust classifies its convertible debentures as either debt or equity based on fair value measurement and the substance of the contractual arrangement.  Under U.S. GAAP, the convertible debentures are classified as long-term debt at their face value.

(e)          Under the Trust Indenture, trust units are redeemable at any time on demand by the unitholder for cash.  Under U.S. GAAP, the amount included on the consolidated balance sheet for Unitholders’ Equity would be reduced by an amount equal to the redemption value of the trust units as at the balance sheet date.  The redemption value of the trust units is determined with respect to the trading value of the trust units as at each balance sheet date, and the amount of the redemption value is classified as temporary equity. Increases, if any, in the redemption value during a period would result in a charge to permanent equity and would be reflected in computing earnings available to unitholders for the period.

(f)            The fair market value for derivative instruments used for hedging activities are not recorded within the financial statements under Canadian GAAP for the year ended December 31, 2003.  The mark to market fair value amounts are disclosed within the notes to the consolidated financial statements.

Under U.S. GAAP, FAS 133, “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative instruments be recorded on the consolidated balance sheet as either an asset or liability measured at fair value, and requires that changes in fair value be recognized currently in income unless specific hedge accounting criteria are met.  If the derivative is designated a fair value hedge, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in income. If the derivative is designated a cash flow hedge, the effective portions of the changes in fair value of the derivative are recorded in other comprehensive income and are recognized in income when the hedge item is realized.  Ineffective portions of change in fair value are recognized in income immediately.  U.S. GAAP requires that a company formally document, designate, and assess the effectiveness of derivative instruments before they can receive this accounting treatment.  The Trust had not formally documented

APF Energy Trust

Differences Between Canadian and United States Generally Accepted Accounting

Principles

and designated all hedging relationships for U.S. GAAP purposes as at December 31, 2004 and December 31, 2003, and as such was not eligible for hedge accounting treatment under U.S. GAAP

(g)         The Canadian GAAP liability method of accounting for income taxes is similar to the U.S. GAAP FAS 109, “Accounting for Income Taxes”, which requires the recognition of tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Trust’s consolidated financial statements. Pursuant to U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates.  There are no differences for the years ended December 31, 2004 or December 31, 2003.

(h)       The consolidated statements of cash flows prepared in accordance with Canadian GAAP conform in all material respects with U.S. GAAP, with the exception that Canadian GAAP allows for the presentation of operating cash flow before changes in non-cash working capital items in the consolidated statement of cash flows. This total cannot be presented under U.S. GAAP. U.S. GAAP would require this statement to be a note to the financial statements.